EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on November 11, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2025; and

(b)
Declaration of a cash dividend of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending December 15, 2025 and payable on December 15, 2025 to the holder of record as of November 25, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

20

November 11, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2025.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,335 As of October 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 11, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 11, 2025, the Board approved the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2025.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 11, 2025

CONSOLIDATED GROSS SERVICE REVENUES ROSE 3% TO ₱158.9 B IN THE FIRST NINE MONTHS OF 2025

NET SERVICE REVENUES UP 1% TO ₱145.9 B

NET SERVICE REVENUES UP 3%, EXCLUDING LEGACY DRAG DATA/BROADBAND ACCOUNT FOR 85% OF SERVICE REVENUES AT ₱123.6 B CONSOLIDATED EBITDA 3% HIGHER AT ₱82.8 B

EBITDA MARGIN STABLE AT 52% CORE INCOME STEADY AT ₱25.8 B

WIRELESS CONSUMER REVENUES AT ₱63.2 B

MOBILE DATA AND FIXED WIRELESS REVENUES AT ₱57.3 B, UP 1% MOBILE DATA REVENUES HIGHER BY 1% TO ₱56 B

FIXED WIRELESS REVENUES UP 18%

FIBER REVENUES ROSE 7% TO ₱44.5 B

FIBER MADE UP 97% OF TOTAL HOME REVENUES OF ₱45.7 B

ENTERPRISE REVENUES AT ₱35.6 B

CORP DATA/ICT REVENUES BACK TO GROWTH AT ₱26.7 B, HIGHER BY 2% ICT REVENUES UP 27%

9M 2025 CAPEX AT ₱43.0 B VS ₱52.3 B LAST YEAR CAPEX INTENSITY DOWN TO 27%

POSITIVE FREE CASH FLOWS ACHIEVED AS OF SEPT 2025, AHEAD OF FORECAST

MAYA SUSTAINED PROFITABILITY FOR THIRD CONSECUTIVE QUARTER CORE INCOME REACHED ₱1.6 B,

A ₱4.0B TURNAROUND FROM LAST YEAR

IMPROVEMENTS IN PLDT ESG RATINGS AFFIRM PROGRESS OF ITS SUSTAINABILITY PERFORMANCE

MANILA, Philippines 11th November 2025 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) reported Gross Service Revenues growth of 3% to ₱158.9 billion, while Consolidated Service Revenues (net of interconnect costs) was up by 1% to ₱145.9 billion in the first nine months of 2025. Growth in data and broadband continued to offset legacy declines, driving stable earnings and margins. Data and broadband, which were at ₱123.6 billion, accounted for 85% of Consolidated Service Revenues vs 83% last year. Excluding the legacy drag, Consolidated Service Revenues rose by 3%.

Consolidated EBITDA grew by 3%, or ₱2.1 billion to ₱82.8 billion in the same period. EBITDA margin remained steady at 52%.

Telco Core Income, which excludes the impact of asset sales and gains from Maya Innovations Holdings, declined by 5% to ₱25.3 billion.

Overall, Core Income remained steady at ₱25.8 billion, as PLDT’s ₱603 million equity share in Maya’s core income offset the lower Telco Core. Reported Income for the first nine months of 2025 was at ₱25.1 billion due to lower non-core gains and higher non-recurring charges.

Capital expenditures for the first nine months of 2025 amounted to ₱43.0 billion, compared with ₱52.3 billion in the same period last year, bringing capex intensity down to 27%. The decline reflects continued capex discipline and the benefit of favorable vendor negotiations.

Notably, PLDT hit positive free cash flows as of September 2025, ahead of its forecasted 2026 target.

“In a year of market pressures and economic slowdown, we’ve managed to stand firm. The challenge now is to stand taller—to deliver growth that reflects not only effort, but excellence,” said Manuel V Pangilinan, PLDT and Smart Chairman and CEO.

Consolidated Net Debt as of end-September 2025 amounted to ₱289.0 billion, while Net Debt-to-EBITDA stood at 2.61x. Gross Debt was at ₱299.4 billion, with maturities well spread out. 13% of Gross Debt is denominated in U.S. dollars while 5% of total debt is unhedged. PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

Wireless Consumer: Resilient Mobile Growth powered by 5G

PLDT’s Wireless Consumer segment (previously referred to as Individual Wireless) generated ₱63.2 billion in revenues for the first nine months of 2025, maintaining resilience amid a competitive and value-driven market environment. The segment’s results reflect Smart’s disciplined approach to customer management, focus on network quality, and continued adoption of 5G services.

Data revenues, which include Fixed Wireless Access (FWA), were up 1% to ₱57.3 billion, now accounting for 91% of total wireless revenues and underscoring the continued shift toward data-driven usage among subscribers.

Starting this quarter, PLDT has included FWA within the data segment to capture its growing relevance to the overall wireless business. On a comparable basis, excluding FWA, mobile data revenues stood at ₱56 billion, up 1% year-on-year, showing real growth even before the FWA contribution.

Growth was supported by higher data consumption and sustained 5G adoption. 5G devices increased 39% year-on-year to 10.5 million, representing 18% of total handsets on the network. The wider availability of affordable 5G handsets and Smart’s network optimization continue to drive the shift toward faster, more reliable connectivity.

Smart’s FWA business continued to perform strongly, wit revenues up 18% year-on-year and its 5G subscriber base expanding 362%. FWA remains an important complement to PLDT’s fiber network, helping extend connectivity to areas where fixed lineservices are not yet available.

Data traffic grew 6% year-on-year to 4,393 petabytes, fueled by rising engagement in video streaming, gaming, and e-commerce.

Active data users reached 42.4 million as of end-September, supported by ongoing Customer Value Management (CVM) initiatives that tailor offers based on usage patterns and sustain customer activity across the prepaid base.

PLDT Home: Sustained Home Fiber Growth

PLDT Home continued its strong performance in the first nine months of 2025. Home’s fiber-only business grew 7% year-on-year, or ₱2.8 billion, reaching ₱44.5 billion. Fiber now contributes 97% of PLDT Home’s total revenues of ₱45.7 billion.

Fiber net additions reached 265,000 as of the third quarter of 2025, up 67% year-on-year, supported by improved installation volumes and low churn.

Subscriber growth remained robust, with total fiber subscribers reaching 3.63 million as of end-September 2025. This was driven by 96,000 fiber net additions in the third quarter of 2025 alone.

Bundled plans with Cignal and Netflix continued to support average revenue per user (ARPU), with 87% of the subscriber mix now on ₱1,000-and-up plans. These OTT bundles, with the recent addition of HBO Max, help PLDT Home sustain its robust ARPU levels at ₱1,470, underscoring strong customer loyalty and trust, as well as sustained value delivery.

PLDT Home has tapped into new growth territories with the launch of its Fiber Prepaid services, attracting customers who want the reliability of a fiber connection and the flexibility of prepaid services. The third quarter results show a healthy traction of the prepaid segment as it contributes incremental growth in the fiber business.

PLDT Enterprise: Powering Progress Through Transforming the Nation’s Critical Digital Infrastructure and Continuing to Drive ICT Solutions

PLDT Enterprise built on its growth momentum in the first nine months of 2025, posting revenues of ₱35.6 billion. Growth was led by renewed public-private partnerships, strengthened ICT leadership, and rising SME adoption.

Government partnerships helped enhance public service delivery in critical areas. The Unified 911 System, launched with the Department of the Interior and Local Government (DILG) and the Bureau of Fire Protection (BFP), has integrated police, fire, medical, and rescue agencies into one emergency platform for faster response, leveraging leading global technologies. PLDT Enterprise also partnered with the Civil Aviation Authority of the Philippines (CAAP) to modernize 16 airports nationwide, delivering better connectivity and passenger experience.

ePLDT and its data center arm VITRO Inc. posted combined revenues of ₱4.88 billion, up 24% YoY, driven by sustained demand for colocation, multi-cloud, managed services, and cybersecurity solutions as enterprises accelerate digital transformation.

The early 2025 inauguration of VITRO Santa Rosa, the Philippines’ first AI-ready hyperscale data center, set the stage for a key Q3 milestone: the launch of Pilipinas AI – the country’s first sovereign AI solutions stack developed by ePLDT. This aims to boost national competitiveness and empower local industries to harness AI responsibly and efficiently. VITRO also graduated the first batch from its VITRO Academy micro-credential program. Select program graduates are now advancing to paid internships and full-time employment within VITRO and the broader data center industry.

SMEs contributed to Enterprise growth with a 5% revenue increase YoY. SME product offerings are backed by nationwide roadshows to upskill entrepreneurs.

PLDT Enterprise closed the quarter by taking SmartSafe to market ahead of its commercial launch, led by its flagship SilentAccess silent authentication solution. SmartSafe is the country’s first GSMA-certified telco-enabled fraud management API suite that enables faster, safer, and more secure digital experiences for enterprises and end-users.

PLDT Enterprise likewise continued its partnership with its software subsidiary, Multisys Technologies Corporation. The two companies have launched telco-integrated platforms using Multisys’ comprehensive range of digital solutions, including super app, enterprise portals, payment systems, dealer management, and order portals.

Network

The PLDT Group continued to invest in and modernize its fiber and wireless infrastructure to enhance connectivity and service quality across the Philippines. As of end-September 2025, the Group’s fiber network spanned approximately 1.24 million cable kilometers of domestic and international fiber.

PLDT and Smart have also introduced new technologies aimed at improving reach and network efficiency, particularly in geographically isolated and disadvantaged areas (GIDAs). The Group began activating Google Taara laser communication sites, which use beams of light to deliver high-speed connectivity across long distances without the need for undersea or underground cables. Initial deployments include sites in Rizal, Isabela, and Quezon City.

PLDT also tested Radisys broadband wireless access (BWA) technology as a potential complement to fixed broadband rollouts, particularly in areas where it is challenging to deploy fiber. The point-to-multipoint BWA platform is designed to provide reliable connectivity in hard-to-reach locations.

Maya Sustains Growth as the Philippines’ #1 All-in-One Fintech Platform

Maya, the Philippines’ #1 all-in-one fintech platform, sustained its strong growth and profitability in the third quarter of 2025, reinforcing its leadership as the country’s #1 digital bank, top-rated consumer finance app, and #1 payments processor.

As of end-September 2025, Maya’s deposit balances rose to ₱57 billion, up 59% year-on-year, reflecting strong customer engagement and trust in its digital banking platform. Total loan disbursements reached ₱187 billion since the launch of Maya Bank, underscoring continued ecosystem expansion across both consumers and enterprises. Maya maintained a healthy portfolio quality with a gross NPL ratio of 6.3%, demonstrating responsible credit growth. The Maya Group remained profitable, posting a ₱532 million net income in Q3 2025, driven by topline growth, high-engagement savings activity, and disciplined cost management.

Maya’s bank customer base grew to 9 million, while its borrower base rose to 2.4 million— reflecting sustained success in bringing more Filipinos into formal banking. Maya’s credit card business continues to accelerate, with Maya Black fueling a surge in first-time credit users — about 40% of whom are new to credit. On the Business front, Maya remains the #1 merchant acquirer in the country, leading in digital payment processing. Maya Business platform continues to serve large enterprises and MSMEs with unified tools for payment acceptance, deposits, and loans.

As part of its broader drive to expand credit access nationwide, Maya has tied up with Cebuana Lhuillier to combine Cebuana’s extensive branch and remittance network with Maya’s digital banking capabilities, delivering flexible credit lines and digital financial tools that empower consumers and community agents across the country.

Maya has been named the Best Digital Bank in the Philippines for the third consecutive year by The Digital Banker at the Global Retail Banking Innovation Awards 2025, and Apex Company of the Year at the 2025 Asia CEO Awards — recognition of both its strong business performance and its social impact in advancing digital finance nationwide.

Sustainability

PLDT continued to strengthen its performance across key sustainability indicators in 2025, demonstrating steady progress in embedding responsible business practices and aligning with global standards. The company’s efforts were affirmed by improved scores from several independent ESG rating agencies and benchmarks.

PLDT achieved a score of 77 out of 100 in the S&P Global Corporate Sustainability Assessment (CSA), up by five points from the previous year, driven by stronger performance in biodiversity, product governance, human rights, and business ethics. MSCI likewise upgraded PLDT’s ESG rating to “BBB” from “BB,” recognizing improvements in privacy and data security, carbon management, and corporate behavior.

The ASEAN Corporate Governance Scorecard (ACGS) elevated PLDT to a 4-Golden Arrow distinction, underscoring progress in transparency, accountability, and ethical leadership. Meanwhile, the Global Child Forum Benchmark Report 2025 reaffirmed PLDT’s global leadership with a score of 9.9 out of 10, maintaining its rank as the world’s top-performing telco in child-rights integration.

These results reflect PLDT’s ongoing commitment to creating long-term value through sustainability, transparency, and good governance.

During the third quarter of 2025, PLDT and Smart undertook several initiatives to advance environmental stewardship and social responsibility:

•
Secured Smart’s first green loan from Metrobank amounting to ₱2.0 billion, supporting the expansion of energy-efficient 5G networks that reduce greenhouse gas emissions through adaptive energy optimization.

•
Engaged suppliers and tower companies covering more than 85% of network spend to promote biodiversity protection and responsible infrastructure rollout.

•
Presented at the UN Global Compact Leaders’ Summit in New York, showcasing a PLDT-developed platform that maps natural hazards and monitors network facilities to enhance climate resilience.

•
Recognized in the 2025 Voluntary National Review of the Philippines for contributions to the UN Sustainable Development Goals, particularly in inclusive connectivity and digital inclusion.

•
Expanded child-protection initiatives, including blocking malicious domains linked to online sexual abuse and training communities on digital safety.

Other initiatives reinforced PLDT’s decarbonization roadmap through energy-efficiency programs and fleet optimization, along with employee learning sessions on unconscious bias, gender sensitivity, and responsible AI adoption.

Beyond compliance, PLDT has begun taking part in global dialogues on sustainability and responsible technology. By engaging international peers, regulators, and industry groups, the company aims to accelerate collective action in addressing climate risk, digital inclusion, and ethical innovation.

Conclusion

“PLDT remains guided by discipline and long-term value creation—principles that have seen us through every cycle. As we continue working to maintain our level of profitability in 2025, our task moving forward would be to convert steadiness into progress—to act with greater speed, imagination, and accountability,” said Pangilinan.

X X X

PLDT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2025 and December31, 2024

(in million pesos)

	September 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	325,310	318,069
Right-of-use assets	45,667	39,111
Investments in associates and joint ventures	53,251	52,764
Financial assets at fair value through profit or loss	1,086	1,101
Debt instruments at amortized cost – net of current portion	350	370
Investment properties	5,536	3,000
Goodwill and intangible assets	64,342	64,464
Deferred income tax assets – net	10,089	14,643
Derivative financial assets – net of current portion	570	385
Prepayments and other nonfinancial assets – net of current portion	58,265	61,929
Contract assets – net of current portion	335	485
Other financial assets – net of current portion	2,810	3,126
Total Noncurrent Assets	567,611	559,447
Current Assets
Cash and cash equivalents	10,092	10,011
Short-term investments	10	136
Trade and other receivables	30,015	31,612
Inventories and supplies	2,172	3,306
Current portion of contract assets	1,350	1,401
Current portion of derivative financial assets	737	30
Current portion of debt instruments at amortized cost	20	25
Current portion of prepayments and other nonfinancial assets	10,973	9,975
Current portion of other financial assets	260	831
	55,629	57,327
Assets classified as held-for-sale	6,316	6,501
Total Current Assets	61,945	63,828
TOTAL ASSETS	629,556	623,275

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505
Capital in excess of par value	130,312	130,312
Retained earnings	38,402	33,901
Other comprehensive loss	(43,486)	(43,892
Total Equity Attributable to Equity Holders of PLDT	120,326	115,419
Noncontrolling interests	1,166	1,316
TOTAL EQUITY	121,492	116,735

)

)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at September 30, 2025 and December 31, 2024 (in million pesos)

	September 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	280,130	258,246
Lease liabilities – net of current portion	52,088	46,703
Deferred income tax liabilities – net	77	60
Customers’ deposits	1,258	2,046
Pension and other employee benefits	2,555	3,548
Deferred credits and other noncurrent liabilities	8,574	7,475
Total Noncurrent Liabilities	344,682	318,078
Current Liabilities
Accounts payable	55,029	66,722
Accrued expenses and other current liabilities	77,558	85,488
Current portion of interest-bearing financial liabilities	17,406	23,340
Current portion of lease liabilities	8,667	7,335
Dividends payable	2,074	2,005
Current portion of derivative financial liabilities	35	97
Income tax payable	1,042	1,860
	161,811	186,847
Liabilities associated with assets classified as held-for-sale	1,571	1,615
Total Current Liabilities	163,382	188,462
TOTAL LIABILITIES	508,064	506,540
TOTAL EQUITY AND LIABILITIES	629,556	623,275

PLDT INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2025 and 2024

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	158,903	154,995	52,595	51,552
Non-service revenues	4,380	5,947	1,114	1,807
	163,283	160,942	53,709	53,359
EXPENSES
General operating costs	56,869	58,564	19,041	18,931
Depreciation and amortization	41,820	37,333	15,633	12,940
Cost of devices, accessories and contract-specific services	8,841	10,019	2,883	3,174
Asset impairment	2,852	3,069	984	1,020
Total expenses before interconnection costs	110,382	108,985	38,541	36,065
Add: Interconnection costs	13,003	10,102	3,816	3,556
	123,385	119,087	42,357	39,621
	39,898	41,855	11,352	13,738

OTHER EXPENSES — NET	7,180	4,792	2,312	978

INCOME BEFORE INCOME TAX	32,718	37,063	9,040	12,760

PROVISION FOR INCOME TAX	7,583	8,839	2,083	3,053
NET INCOME	25,135	28,224	6,957	9,707
ATTRIBUTABLE TO:
Equity holders of PLDT	25,071	28,070	6,934	9,657
Noncontrolling interests	64	154	23	50
	25,135	28,224	6,957	9,707
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	115.83	129.71	32.02	44.62
Diluted	115.83	129.71	32.02	44.62

(Php in mn)	PLDT Consolidated
	Nine Months
	2025	2024	% Change
Total revenues	163,283	160,942	1%
Service revenues (a)	158,903	154,995	3%
Expenses (b)	123,385	119,087	4%
Expenses excluding MRP and Interconnection costs	109,256	107,543	2%
MRP and Interconnection costs	14,129	11,544	22%
EBITDA (c)	82,845	80,718	3%
EBITDA Margin	52%	52%
Income before Income Tax	32,718	37,063	(12%)
Provision for Income Tax	7,583	8,839	(14%)
Net Income - Attributable to Equity Holders of PLDT	25,071	28,070	(11%)
Telco Core Income (d)	25,264	26,578	(5%)

(a) Service Revenues, gross of interconnection costs Service Revenues, gross of interconnection costs	158,903	154,995	3%
Interconnection costs	13,003	10,102	29%
Service Revenues, net of interconnection costs	145,900	144,893	1%

(b) Expenses include Interconnection Costs and MRP expenses

(c) EBITDA excluding the impact of MRP

(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, and share in Maya Innovations Holdings gains (losses)

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles Sarah Azucena-Reodica pldt_ir_center@pldt.com.ph corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

November 11, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,335 As of October 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 11, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

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11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 11, 2025, the Board declared a cash dividend of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending December 15, 2025 and payable on December 15, 2025 to the holder of record as of November 25, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 11, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : November 11, 2025